Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:
Gary G. Gemignani
Chief Financial Officer
212-332-1666
ggemignani@gentium.com

Investor Relations Contacts:
U.S.
The Trout Group
Marcy Strickler
646-378-2927
mstrickler@troutgroup.com

Italy:
Burson-Marsteller
Luca Ricci Maccarini
luca_maccarini@it.bm.com
+39 02.721431

Gentium Announces Expanded access program of Defibrotide for Patients with Severe Veno-Occlusive Disease

VILLA GUARDIA (Como), Italy, December 7, 2007 (BUSINESS WIRE) -- Gentium S.p.A (the “Company”) announced today that, as a corollary to its Phase III clinical trial of Defibrotide to treat veno-occlusive disease (“VOD”) with multiple-organ failure (“Severe VOD”), the Company has also instituted an expanded access program for Defibrotide to treat Severe VOD. The initiation of the expanded access program will not impact enrollment in the Company’s Phase III clinical trial as only patients who are not eligible to participate in or otherwise lack access to the Phase III clinical trial will be able to participate in the expanded access program.

Under an expanded access program, the FDA allows early access to investigational drugs that are being developed to treat serious diseases for which there is no satisfactory alternative therapy. The Company will collect additional data from the expanded access program patients to support its planned New Drug Application for the use of Defibrotide to treat Severe VOD.

“We decided to undertake this expanded access program due to the large numbers of requests for Defibrotide compassionate use Investigational New Drug Applications,” said Gentium’s President and CEO Dr. Laura Ferro. “We feel this underscores the unmet medical need for Severe VOD.”

About VOD

Veno-occlusive disease (VOD) is a potentially life-threatening condition. Certain high-dose chemotherapy and radiation therapies and stem cell transplantation (SCT) can damage cells of the blood vessels and result in VOD, a blockage of the small veins of the liver that can lead to liver failure and the failure of other organs (severe VOD). SCT is a frequently used treatment following high-dose chemotherapy and radiation therapy. The International Bone Marrow Transplant Registry estimated that in 2002 approximately 45,000 people received blood and bone marrow transplants, which are types of SCT. Based on the Company's review of more than 200 published papers, it believes that approximately 20% of patients who undergo SCT develop VOD, approximately one-third of those who develop VOD progress to severe VOD and approximately 80% of severe VOD patients die within 100 days of the SCT. The Company believes that there are no approved therapies to treat or prevent VOD in the U.S. or the EU.

About Gentium

Gentium S.p.A. is a biopharmaceutical company focused on the research, discovery and development of drugs derived from DNA extracted from natural sources, and drugs that are synthetic derivatives, to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company's lead product candidate in the U.S., is an investigational drug that has been granted Orphan Drug status by the U.S. Food and Drug Administration to prevent and to treat VOD and Fast Track designation for the treatment of severe VOD in recipients of stem cell transplants.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20F filed with the Securities and Exchange Commission under the caption “Risk Factors.”

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Contacts:

Gentium S.p.A.
Gary Gemignani, 212-332-1666
Chief Financial Officer
ggemignani@gentium.com

The Trout Group
Marcy Strickler, 646-378-2927
mstrickler@troutgroup.com